Exhibit 99.3
Appraisal of
Lakeside Place Apartments
201-301 Wilcrest Drive
Houston, Texas
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.635.2777

December 7, 2011
Mr. Trent Johnson
Vice President
Fox Realty Investors
4582 S. Ulster St., Suite 1100
Denver, CO 80237

Re:	Lakeside Place Apartments 201-301 Wilcrest Drive Houston, Texas
Dear Mr. Johnson:
In accordance with your request and our written agreement, Cogent Realty Advisors LLC (“Cogent”) has appraised the above referenced subject property (the “Property”). The purpose of this assignment is to estimate the market value of the fee simple interest of the Property as of November 1, 2011 and update the results of prior appraisals of the Property that were completed by this firm. The property was originally appraised as of February 16, 2011, the results of which were communicated in a Self-contained Appraisal Report dated March 15, 2011 (the “Original Report”). The Original Report was subsequently updated as of May 31, 2011. The results of this update are communicated in a Restricted Use Appraisal Report dated June 8, 2011 (the “Prior Update”)
This appraisal report addresses changes that have occurred subsequent to the date the Original Report and Prior Update were prepared. The scope of this update appraisal assignment included the collection, confirmation and analysis of market and property specific data relevant to the appraisal of the Property. The appraisal process included a reexamination of the Property’s operating history and investment characteristics; investigation and evaluation of the market and competitive environment; consideration of investment criteria for and marketability of apartment properties; and utilization of appropriate appraisal methodology to conclude to a final estimate of market value
The Property and its environs were last inspected by the appraiser in conjunction with the preparation of the Original Report. The Property was not inspected for purposes of this assignment and unless otherwise reported herein, it is specifically assumed that the physical condition of the Property and neighborhood conditions and composition have not changed materially since last inspected and are similar to that reported in the Original Report. Should this assumption be incorrect, the values reported herein may be materially impacted.
The Income Capitalization and Sales Comparison Approaches were employed in the valuation of the Property. The Addenda attached to this letter contains an overview of the current market data considered in the appraisal and valuation process. Additional details and analyses not presented herein but utilized in satisfying the purpose of the appraisal may be available in the Original Report.
The results of our appraisal are communicated in this Restricted Use Appraisal Report that provides an abbreviated level of detail and is intended to update, be utilized in conjunction with and incorporated by reference to the Original Report. This letter is not intended to be utilized separate and apart from the
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.635.2777

Mr. Trent Johnson	December 7, 2011
Fox Realty Investors	Page 2
Original Report and Prior Update and may not be properly understood by parties other than for whom it was specifically prepared. The appraiser will not be responsible for unauthorized use of this report.
Situated as noted above, the subject property consists of a 26.53-acre site improved with a 734-unit garden-style apartment complex containing 780,229 square feet of rentable area. Additional site improvements include four swimming pools with surrounding patio/deck areas, a playground, a volleyball court, six laundry facilities, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The complex, locally known as Lakeside Place Apartments, is classified as a Class B apartment community by local market standards. The property was built in 1975 and 1976 and renovated in phases during 1996 and 1999. The Property is currently 92.0% occupied and according to discussions with the property management remains in good physical condition.
Based on the analysis of data considered, together with the attached Certification and Assumptions and Limiting Conditions, it is our opinion that the Market Value of the Fee Simple Estate of Lakeside Place Apartments, as of November 1, 2011, is:
FORTY-FOUR MILLION TWO HUNDRED THOUSAND DOLLARS
($44,200,000)
It has been a pleasure to be of service to you. Should you have any questions concerning our value estimate, or require further information please contact the undersigned.
Sincerely,
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Raymond Smith
	Managing Partner		Senior Analyst

ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	This is a Restricted Appraisal Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2 (C) of the Uniform Standards of Professional Appraisal Practice for a Restricted Report. As such, it presents little or no discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for their intended use. The appraisers are not responsible for unauthorized use of this report.
2.	No responsibility is assumed for the legal description provided or for matters pertaining to legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.
3.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.
4.	Responsible ownership and competent property management are assumed.
5.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.
6.	All engineering studies are assumed to be correct. The plot plans and illustrative material in this report are included only to help the reader visualize the property.
7.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for obtaining the engineering studies that may be required to discover them.
8.	It is assumed that the property is in full compliance with all applicable federal, state, and local environmental regulations and laws unless the lack of compliance is stated, described, and considered in the appraisal report.
9.	It is assumed that the property conforms to all applicable zoning and use regulations and restrictions unless a nonconformity has been identified, described, and considered in the appraisal report.
10.	It is assumed that all required licenses, certificates of occupancy, consents, and other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.
11.	It is assumed that the use of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.
12.	Unless otherwise stated in this report, the existence of hazardous substances, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, and other potentially hazardous materials may affect the value of the property. The value estimated is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for such conditions or for any expertise or engineering knowledge required to discover them.
COGENT Realty Advisors, LLC

ASSUMPTIONS AND LIMITING CONDITIONS (Continued)
13.	Any allocation of the total value estimated in this report between the land and the improvements applies only under the stated program of utilization. The separate values allocated to the land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.
14.	Possession of this report, or a copy thereof, does not carry with it the right of publication.
15.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.
16.	Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.
17.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.
18.	All values rendered within this report assume an exposure and marketing period of up to 12 months has occurred prior to the effective date of value.
SPECIAL CONDITION
The purpose of this assignment is to estimate the market value of the fee simple interest of The Lakeside Place Apartments (the “Property”) as of November 1, 2011 and update the results of prior appraisals of the Property that were completed by this firm. The Property was originally appraised as of February 16, 2011, the results of which are communicated in a Self-contained Appraisal Report dated March 15, 2011 (the “Original Report”). The Original Report was subsequently updated as of May 31, 2011. The results of this update are communicated in a Restricted Use Appraisal Report dated June 8, 2011 (the “Prior Update”). This Restricted Use Appraisal Report further updates the Original Report, provides an abbreviated level of detail and is intended to be utilized in conjunction with and incorporated by reference to the Original Report. This letter is not intended to be utilized separate and apart from the Original Report and Prior Update and may not be properly understood by parties other than for whom it was specifically prepared..
EXTRAORDINARY ASSUMPTION
As agreed upon in advance with the client, a physical inspection of the Property and its environs was not conducted in conjunction with this update appraisal assignment. The Property and its environs were last inspected by the appraiser at the time the Original Report was prepared. Unless otherwise reported herein, it is assumed for purposes of this report that the Property is in a similar state of repair and condition and neighborhood conditions and composition are consistent with observations noted at the time the Property and its environs were last inspected by the appraiser and reported in the Original Report. Should this assumption be incorrect, the values reported herein may be materially impacted
COGENT Realty Advisors, LLC

CERTIFICATION OF THE APPRAISER
We, Steven J. Goldberg, MAI, CCIM and Raymond A. Smith III, certify that to the best of our knowledge and belief:
•	The statements of fact contained in this report are true and correct.
•	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.
•	We have no present or prospective interest in the property that is the subject of this report, and have no personal interest or bias with respect to the parties involved.
•	We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.
•	Our engagement in this assignment was not contingent upon developing or reporting predetermined results.
•	Our compensation for completing this assignment was not contingent upon the development or reporting a predetermined value or direction in value that favors the cause of the client, the amount of value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
•	Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) of the Appraisal Foundation and Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.
•	No one other than the undersigned provided significant professional assistance to the persons signing this report.
•	As of the date of this appraisal Steven J. Goldberg, MAI has completed the requirements under the continuing education program of the Appraisal Institute
•	We have extensive experience in the appraisal of similar types of property.
•	The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representative.
•	As of the date of this report, Steven J. Goldberg, MAI, CCIM is certified to conduct business in the State of Texas as a General Real Estate Appraiser (TX-1320987G).
•	As of the date of this report, Raymond A. Smith III is certified to conduct business in the State of Texas as a General Real Estate Appraiser (TX-1338066-G).
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Raymond Smith
	Managing Partner		Senior Analyst
COGENT Realty Advisors, LLC

ADDENDA
COGENT Realty Advisors, LLC

Lakeside Place Apartments	December 7, 2011
Houston, Texas	Addenda Page 1
SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property:	Lakeside Place Apartments

Address:	201-301 Wilcrest Drive
Houston, Texas

Location:	Northeast and southeast corners of Lakeside Forest Lane and Wilcrest Drive in Harris County, Texas. This places the subject in the western portion of Harris County in Houston, Texas, approximately 12 miles west of the Houston Central Business District. The subject neighborhood is a stabilized suburban area. Neighborhood conditions and composition are assumed to be similar to those reported in the Original Report.

Tax Identification Number:	045-138-001-0056 and 045-138-001-0045 (Harris County Appraisal District)

Description:	Land: The subject site consists of two tax parcels that, according to public records, contains a total land area of 26.53 acres, or 1,155,647 square feet. The land area is generally irregular in shape and consists of level topography.

Improvements: A 734-unit garden apartment complex built in 1975 and 1976 and renovated in phases during 1996 and 1999. The improvements consist of 77 two and three story residential buildings, a freestanding management office/clubhouse building, outdoor swimming pool, and asphalt-paved surface drives and parking areas.

The property is operating at stabilized occupancy and at the time the Original Report was prepared, was observed to be in good condition. The physical condition of the Property is assumed to be similar to that reported in the Original Report.

Interest Appraised:	Fee Simple Estate

Effective Date of Value:	November 1, 2011

Highest and Best Use:	Continued use of the existing improvements
COGENT Realty Advisors, LLC

Lakeside Place Apartments	December 7, 2011
Houston, Texas	Addenda Page 2
SUMMARY OF SALIENT FACTS AND CONCLUSIONS (Continued)

VALUATION	Current (11/1/2011)	Prior Update (5/31/2011)	Original Report (2/16/2011)
Income Capitalization	$44,200,000	$43,500,000	$44,600,000
Stabilized NOI	$3,095,847	$3,154,490	$3,230,014
Cap Rate	7.0%	7.25%	7.25%
Value per Unit	$60,218	$59,264	$60,763
Value per Sq Ft	$56.65	$55.75	$57.16

Sales Comparison	$42,200,000	$42,200,000	$42,200,000
Value per Unit	$57,500	$57,500	$57,500
Value per Sq Ft	$54.09	$54.09	$54.09

Concluded Value	$44,200,000	$43,500,000	$44,600,000
COGENT Realty Advisors, LLC

Lakeside Place Apartments	December 7, 2011
Houston, Texas	Addenda Page 3
APARTMENT MARKET OVERVIEW
INTRODUCTION: The following apartment market analysis is designed to provide the reader an understanding of the national, regional and local apartment markets within which the subject property competes. The sources of data available to the appraisers were the Apartment Research 2011 Market Outlook — Houston Metro Area and 2011 National Apartment Report prepared by Marcus and Millichap Real Estate Investment Services and Apartment First Glance First Quarter 2011 and Reis Observer published by REIS.
NATIONAL APARTMENT MARKET: Apartments staged a strong recovery in 2010 well ahead of expectations, despite modest job creation and stubbornly high unemployment. Net absorption surged in 2010, with occupied stock rising by nearly 200,000 units, double the number of apartments constructed and the highest level on record since 2000. Several factors contributed to high levels of absorption, including the release of pent-up renter demand as households de-bundled in the wake of the recession. In addition, apartments benefited from private-sector job growth in the critical 20- to 34-year-old cohort, expiration of the homebuyer tax credit, displaced foreclosed homeowners entering the renter pool, in migration and lower unit turnover. Ongoing single-family foreclosures, rental demand from the Generation Y/Echo-boomers and a limited pipeline of new supply are sustaining the robust recovery in the national apartment market through the third quarter of 2011. Amid these positive factors, however, stale job growth and “persistently high” unemployment remain potential hazards to an enduring expansion.
Effective rent growth turned positive for the U.S. apartment market in 2010, growing 2.3%, based on data by Reis. Amid a stop-and-start economic recovery, effective rents inched up just under 1.0% during the first half of 2011, a level similar to a year ago. Still, Reis forecasts accelerated rent growth during the second half of this year, bringing the annual average to 3.8% as additions to supply remain modest. On average, apartment inventory increased by roughly 114,000 new units annually between 2007 and 2010. In contrast, Reis estimates new supply to total 40,330 units for 2011, or just 35.0% of the prior four-year average. Some investors believe demand will continue to outpace supply while others are more cautious with regard to overbuilding.
Vivid improvements in fundamentals and a historically low cost of capital propelled transaction volume despite steep competition among eager buyers. In the second quarter 2011 alone, total sales volume approached $14.0 billion, a level not seen since early 2008, as per Real Capital Analytics. Due to the large number of well-capitalized investors seeking quality product, this market’s average overall capitalization rate dipped below 6.0% in the third quarter for the first time since midyear 2008. While most investors still favor core assets, nearly one fourth of total sales in the past year included some level of distress.
HOUSTON APARTMENT MARKET: Houston’s ability to buck national trends has been demonstrated yet again. And while oil and gas, as at times in the past (albeit not all times), has played a significant role in keeping the economy strong, other factors, as indicated, have contributed as well. There appears to be nothing on the horizon at present to derail Houston’s progress or dim its confidence. Emblematic of this confidence is the massive new headquarters campus for Exxon Mobil in early stages of development in the metro north, along with massive related masterplanned multi-use development.
COGENT Realty Advisors, LLC

Lakeside Place Apartments	December 7, 2011
Houston, Texas	Addenda Page 4
APARTMENT MARKET OVERVIEW (Continued)
The Houston apartment market is in the midst of a remarkable rebound. While the vacancy rate has not yet returned to pre-recession levels, a decisive downward trend is underway. Demand, further, exploded just as a period of robust construction activity was coming to an end. With the small recession losses suffered by average rents in 2009 quickly redeemed in early 2010, rent growth has proceeded steadily since. In Houston, conditions such as these typically would give rise to the active construction for which the area is known. Indeed, the announcement of new projects has been a recent trend. Still, the totals remain moderate by historical norms; with developers and the financial sector remaining prudent, the Houston market seems unlikely to overbuild itself.
The rapid decline in vacancy generated by the massive inflow of demand arising from Hurricane Katrina in 2005 was followed quickly by another rising trend. In the latter, the recession’s slowdown in demand collided with a peaking construction cycle to drive the vacancy rate to a first quarter 2010 cyclical high of 12.9%. Since then, trends in supply and demand have combined to drive a decisive downward trend in the rate. By the end of third quarter 2011, market-rate vacancy had fallen to 9.2%.
While the construction cycle was waning in 2010, an effect of economic and financial pressures, net absorption soared to 14,500 units as a host of favorable factors weighed in. These included the release of pent-up demand as a result of improvement on the economic front as well as an exodus of demand from the single-family sector to apartments. These have remained factors as well in 2011. Construction completions, meanwhile, have been tailing off. Reis’s third quarter analysis reports the delivery of 674 units year-to-date in 2011, a tiny sum alongside the 8,325 units of same-term net absorption.
The tightening of the market that commenced with the flood of new demand in 2010 brought about a reversal of the preceding losses. Interestingly, however, the loss trend was both modest and brief, confined essentially to 2009. Indeed, all of that year’s losses had been redeemed by the end of first quarter 2010. The increases have continued. At $800 and $742 per month, asking and effective average rents for third quarter 2011 were up 0.6% and 0.7%, respectively, for the quarter. The 2.4% and 2.7% increases projected for the year essentially duplicate the growth rates recorded for 2010. Reis expects firm growth to remain in place for the foreseeable term as the market grows tighter. Reflecting the relative strength of the market’s upper tier, average asking rents in the Class A segment out-performed lower-tier rents by wide margins in 2010—at 3.3% versus 0.8% for respective annual gains. In 2011, however, that differential disappeared. At $987 and $640, respective third quarter Class A and B average rents were each up 1.6% year to date. Gains for the latest quarter alone were roughly equivalent at 0.5% and 0.6%.
Small numbers of single-property transactions have resulted in erratic quarterly cap rate averages—and no values reported for the first two quarters of 2011. The average for third quarter’s two sales was 6.0%. The 12- month rolling cap rate has been somewhat more consistent, staying within the range of 7.0% to 8.0%, roundly speaking, for most of the past two years. That rate, however, dipped to 6.3% in second quarter 2011 and to 5.7% in the latest quarter, the lowest on Reis’s current records for this market. The 12-month rolling cap
COGENT Realty Advisors, LLC

Lakeside Place Apartments	December 7, 2011
Houston, Texas	Addenda Page 5
APARTMENT MARKET OVERVIEW (Continued)
rates for the Southwest and the U.S. markets per third quarter were 6.8% and 6.4%, down from 7.3% and 6.6% a quarter earlier.
CONCLUSION: Increases in construction and the easing of absorption should slow the descent in the vacancy rate. That descent, however, should continue nonetheless as construction activity remains within reach of demand. Vacancy is expected to end 2011 at 8.9%, down 30 basis points from the third quarter rate and down 190 year-over-year. Smaller decreases are expected for 2012 and 2013 as the gap between net absorption and construction completion totals narrows. Rent growth should remain substantially positive. Gains in the neighborhood of 3.0% are projected for the asking and effective averages for 2012.
COGENT Realty Advisors, LLC

Lakeside Place Apartments	December 7, 2011
Houston, Texas	Addenda Page 6
INCOME CAPITALIZATION APPROACH SUMMARY
INTRODUCTION: The Income Capitalization Approach is based on the theory that value is the present worth of future benefits. The future benefits of ownership consist of the present worth of the net income which will accrue to the owner of the property, plus the present worth of the net proceeds resulting from the eventual disposition of the property. The two most commonly used techniques of converting net income into value in the Income Capitalization Approach are Direct Capitalization and Discounted Cash Flow Analysis.
DIRECT CAPITALIZATION: We have utilized the Direct Capitalization method in the valuation of the subject property. Direct Capitalization is a method utilized to convert a single year’s estimate of net income (before debt service) into an indication of value by the use of an Overall Capitalization Rate. The basic steps in processing the Income Capitalization Approach by the Direct Capitalization method are:
(1)	Potential Gross Income that a competent owner could legally generate is calculated.
(2)	Vacancy and Credit Loss factor is estimated and deducted to arrive at Effective Gross Income.
(3)	Operating Expenses and Real Estate Taxes are estimated and deducted to arrive at the stabilized Net Operating Income.
(4)	Overall Capitalization Rate is developed.
(5)	Value is calculated by dividing the Net Operating Income by the Overall Capitalization Rate.
INCOME ANALYSIS: The Property’s current quoted rent is approximately 9.6% above its actual rent. As a result, in cases where the occupancy of a particular floor plan is 90% or higher we selected a projected average rent more in line with the market. If the occupancy of a particular floor plan is below 90%, primary emphasis is placed upon the subject’s actual rent in projecting average rent for the appraised fiscal year. In addition, based upon the subject’s trailing 12 months and the 2011 year-to-date operating performance, we projected a loss to lease allowance of 4.0%. The following chart illustrates the Property’s market-oriented rents by floor plan as determined through a review of the Property’s current rent roll and examination of rents charged at competing properties
DERIVATION OF GROSS RENT POTENTIAL

Type	Mix	Size (SF)	Total Area	Average Rent	Rent/SF	Total Rent	Annual Rent
1 Bedroom / 1 Bath	21	545	11,445	$570	$1.05	$11,970	$143,640
1 Bedroom / 1 Bath	64	724	46,336	$600	$0.83	$38,400	$460,800
1 Bedroom / 1 Bath	32	796	25,472	$650	$0.82	$20,800	$249,600
1 Bedroom / 1 Bath	84	813	68,292	$600	$0.74	$50,400	$604,800
1 Bedroom / 1 Bath	84	891	74,844	$675	$0.76	$56,700	$680,400
1 Bedroom / 1 Bath	60	981	58,860	$725	$0.74	$43,500	$522,000
1 Bedroom / 1 Bath	84	992	83,328	$750	$0.76	$63,000	$756,000
2 Bedroom / 2 Bath	101	1,224	123,624	$850	$0.69	$85,850	$1,030,200
2 Bedroom / 2.5 Bath TH	28	1,530	42,840	$950	$0.62	$26,600	$319,200
2 Bedroom / 2 Bath	104	1,253	130,312	$830	$0.66	$86,320	$1,035,840
3 Bedroom / 2 Bath	36	1,400	50,400	$900	$0.64	$32,400	$388,800
3 Bedroom / 2.5 Bath TH	36	1,791	64,476	$1,100	$0.61	$39,600	$475,200

Total	734	1,063	780,229	$757	$0.71	$555,540	$6,666,480
COGENT Realty Advisors, LLC

Lakeside Place Apartments	December 7, 2011
Houston, Texas	Addenda Page 7
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
According to historical operating statements, the Property’s occupancy has trended downward since 2008. As of the effective date of value, the Property was 92.0% occupied and has operated at an average occupancy level of about 92.0% over the past year. The Property’s current and average annual occupancy level is deemed market-oriented in comparison to occupancy levels reported by substitute properties in the influencing market area. Given the Property’s current occupancy level, occupancy levels reported by competitors in the immediate area and improvement being realized in overall market conditions, a combined vacancy and collection loss allowance of 7% is projected for the appraised fiscal year.
In addition to rental income and vacancy described above, allowances for loss to lease, model, employee and administrative units, other income receipts and utility reimbursement income have been projected for the Property. These income allowances and have been projected by the appraiser based on an analysis of historical operations. The valuation pro forma presented below outlines the Property’s income projections for the appraised fiscal year.
EXPENSE ANALYSIS: In order to forecast appropriate expenses for the Property, we have analyzed the Property’s operating expenses for the year ending periods of 2009 and 2010, the trailing 12-month period through October 2011 and the 2011 year-to-date operating history through October 2011. It is noted that the year-to-date 2011 operating information has been annualized for analytical purposes. In addition, we examined comparable expense data. The following table summarizes the Property’s historical operating statements that were made available for review.
RECONSTRUCTED OPERATING STATEMENTS

	2009		2010		T 12 (Thru 10/2011)		2011 YTD (Annualized)
	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit
INCOME
Gross Rent Potential (Market Rent)	$6,389,578	$8,705	$6,286,283	$8,564	$6,757,167	$9,206	$6,841,091	$9,320
Loss to Lease	$(21,321)	$(29)	$(26,772)	$(36)	$(391,102)	$(533)	$(462,478)	$(630)
Concessions	$(156,106)	$(213)	$(197,044)	$(268)	$(148,679)	$(203)	$(138,860)	$(189)
Vacancy/Credit/Non-revenue Units	$(466,388)	$(635)	$(454,541)	$(619)	$(531,016)	$(723)	$(546,733)	$(745)

Net Rental Income (NRI)	$5,745,763	$7,828	$5,607,926	$7,640	$5,686,370	$7,747	$5,693,020	$7,756
Utility Reimbursement	$259,016	$353	$267,890	$365	$320,586	$437	$349,612	$476
Other Income	$481,432	$656	$492,683	$671	$543,379	$740	$549,835	$749

Total Property Income (EGI)	$6,486,211	$8,837	$6,368,499	$8,676	$6,550,335	$8,924	$6,592,466	$8,982

EXPENSES
Payroll	$751,891	$1,024	$692,115	$943	$685,598	$934	$695,586	$948
Utilities	$507,237	$691	$503,649	$686	$522,972	$712	$543,542	$741
Maintenance & Repairs	$488,083	$665	$501,003	$683	$535,271	$729	$546,222	$744
Marketing	$125,755	$171	$127,897	$174	$116,918	$159	$117,130	$160
Administration/Office	$159,064	$217	$206,664	$282	$210,275	$286	$218,770	$298
Real Estate Taxes	$596,904	$813	$595,775	$812	$594,785	$810	$627,258	$855
Insurance	$413,009	$563	$726,072	$989	$790,844	$1,077	$790,877	$1,077
Management Fee	$321,262	$438	$313,344	$427	$319,152	$435	$320,483	$437
Reserves	$0	$0	$0	$0	$0	$0	$0	$0

TOTAL EXPENSES	$3,363,205	$4,582	$3,666,519	$4,995	$3,775,815	$5,144	$3,859,867	$5,259

NET OPERATING INCOME	$3,123,006	$4,255	$2,701,980	$3,681	$2,774,520	$3,780	$2,732,599	$3,723
VALUATION PROFORMA: The income and expenses estimated for the Property are summarized in the following chart.
COGENT Realty Advisors, LLC

Lakeside Place Apartments	December 7, 2011
Houston, Texas	Addenda Page 8
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
VALUATION PRO FORMA

INCOME	Total	Per Unit	% of GPI
Gross Rent Potential (Market Rent)	$6,666,480	$9,082	100.00%
Loss to Lease	$(266,659)	$(363)	-4.00%
Concessions	$(166,662)	$(227)	-2.50%
Vacancy/Credit/Non-revenue Units	$(466,654)	$(636)	-7.00%

Net Rental Income (NRI)	$5,766,505	$7,856	86.50%
Utility Reimbursement	$330,300	$450	4.95%
Other Income	$546,830	$745	8.20%

Total Property Income (EGI)	$6,643,635	$9,051	99.66%

EXPENSES			% of EGI
Payroll	$697,300	$950	10.50%
Utilities	$513,800	$700	7.73%
Maintenance & Repairs	$513,800	$700	7.73%
Marketing	$121,110	$165	1.82%
Administration/Office	$205,520	$280	3.09%
Real Estate Taxes	$526,249	$717	7.92%
Insurance	$587,200	$800	8.84%
Management Fee	$199,309	$272	3.00%
Reserves	$183,500	$250	2.76%

TOTAL EXPENSES	$3,547,788	$4,833	53.40%

NET OPERATING INCOME	$3,095,847	$4,218	46.60%
CAPITALIZATION RATE ANALYSIS: This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.
Derivation from Sales: Research conducted in the local market reveals that sales activity for apartment properties remains brisk but only a limited number sales involving apartments deemed truly comparable to the Property have occurred subsequent to the date the Prior Update was prepared. The majority of sales that occurred since the previous appraisal consist of either far superior Class “A” properties or significantly inferior properties. Details on two sales from the previous report and two additional sales deemed to be representative of the market have been utilized for this analysis. Review of sales data indicates that there has been no material change in capitalization rates between the date the Prior Update was prepared and the present.
Based on the most recent sales data and considering the Property’s competitive location and improvement noted in market conditions subsequent to the date the noted sales occurred, a market-derived capitalization rate aligned with the low end of the range indicated by the sales data is considered reasonable for the Property. A market-derived capitalization rate of approximately 7.0% is concluded from a review of the sales data. The capitalization rates used in our analysis are in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

				Villas by the Bay
Property Name	Pathway	Crossings at Hillcroft	Legacy Park	(aka Seatree)
Date of Sale	1/31/2011	930/2010	2/4/2010	4/26/2010
Year Built	1979	2007	1994	1984
Cap Rate	7.9%	7.3%	7.3%	7.9%
COGENT Realty Advisors, LLC

Lakeside Place Apartments	December 7, 2011
Houston, Texas	Addenda Page 9
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
Investor Surveys: According to the PricewaterhouseCoopers Real Estate Investor Survey, 3rd Quarter 2011 rates for apartments reported by survey participants active in the market presently range as shown.
NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	4.75% — 14.00%	Range
	8.34%	Average
Overall Capitalization Rate	3.75% — 10.00%	Range
	5.98%	Average
Terminal Capitalization Rate	4.75% — 9.75%	Range
	6.38%	Average
Source: PWC Real Estate Investor Survey, 3rdt Quarter 2011
As indicated below, overall rates began increasing in the Third Quarter 2008 and continued to increase through the Fourth Quarter 2009. As the effects of the economic recession began to moderate at the beginning of 2010, rates began to fall. As market conditions continued to improve throughout 2010, capitalization rates continued to contract. Beginning in approximately the 4th quarter 2010, the decline in capitalization rates began to moderate as market fundamentals stabilized. The 3rd quarter 2011 average capitalization rate is approaching the lows realized prior to the economic recession.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
3Q11	5.98%	-12
2Q11	6.10%	-19
1Q11	6.29%	-22
4Q10	6.51%	-61
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
Source: PWC Real Estate Investor Survey
Conclusion of OAR: An OAR of approximately 7.0% was suggested from a review of actual sales data. Investor surveys indicate that capitalization rates in the National Apartment Market are beginning to stabilize after retreating back down from the highs realized during the economic recession and currently average approximately 5.98%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a rate of approximately 7.0% is concluded for the subject property.
COGENT Realty Advisors, LLC

Lakeside Place Apartments	December 7, 2011
Houston, Texas	Addenda Page 10
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
VALUATION: Value is derived by capitalizing the net operating income estimate by an appropriate overall or capitalization rate. Market data suggests that an appropriate capitalization rate is approximately 7.0%. The net operating income calculated above is capitalized into a market value indication as follows:

Net Operating Income		Capitalization Rate		Indicated Value
$3,095,847	÷	7.0%	=	$44,226,386
CONCLUSION: The Market Value of the Fee Simple Interest of the Property, as of November 1, 2011, by application of the Income Capitalization Approach, is rounded to:
FORTY-FOUR MILLION TWO HUNDRED THOUSAND DOLLARS
($44,200,000)
COGENT Realty Advisors, LLC

Lakeside Place Apartments	December 7, 2011
Houston, Texas	Addenda Page 11
SALES COMPARISON APPROACH SUMMARY
INTRODUCTION: The Sales Comparison Approach to value is the process of comparing recent sales of competitive properties. The estimated value derived via this approach represents the probable price at which a willing seller would sell the subject property to a willing buyer as of the date of value.
To estimate the property value by the Sales Comparison Approach, sales of similar properties have been examined and analyzed. The price per dwelling unit has been relied upon as the unit of comparison in this approach. The comparative process involves judgment as to the similarity between the subject property and the comparable sale property with regard to a variety of factors affecting value such as financing terms, market conditions that prevailed at the time of sale, conditions of sale, location, and physical characteristics of the property such as size, age and condition of the structure, and functional utility.
PRESENTATION OF SALES DATA: Research conducted in the local market indicates that sales activity has gained momentum over the past 12 months and there remains adequate investor interest in good quality, well located assets that are being marketed for sale. Sufficient sales data was available to formulate a defensible value for the Property via comparative analysis.
Numerous sales of apartments in the Houston metropolitan area have occurred subsequent to the dates the Original Report and Prior Update were prepared. Sales activity is occurring in all asset classes, however it is noted that only a limited number of sales involved properties deemed truly comparable to the subject of this appraisal. The majority of sales that have occurred in the recent past consist of superior Class A assets and inferior Class C assets that were purchased for their value add potential and in need of repositioning.
The sales outlined in the following chart are considered representative of current market activity for property similar to the subject of this appraisal. In addition to two of the sales transactions previously outlined in the Prior Update two additional sales are presented and considered in the current valuation analysis. The sales data summarized in the table below and plotted on the map that follows are utilized as the basis in which to estimate the market of the subject property via the Sales Comparison Approach.
COGENT Realty Advisors, LLC

Lakeside Place Apartments	December 7, 2011
Houston, Texas	Addenda Page 12
SALES COMPARISON APPROACH SUMMARY (Continued)
SUMMARY OF APARTMENT SALES

	1	2	3	4
				Villas by the Bay
Name	Pathway	Crossings at Hillcroft	Legacy Park	(Seatree Apartments)
Location	2901 Elmside Drive	13960 Hillcroft	10801 Legacy Park Drive	2800 NASA Road One
	Houston, TX 77042	Houston, TX 77085	Houston, TX 77064	Seabrook, TX 77058
			The Realty Associates
Grantor	TMG Pathway I, LP	Fort Bend Apartments LP	Fund VII, LP	Seatree I, LP
		Inland Diversified
Grantee	Hudson Pathway, LP	Real Estate Group	10801 Legacy Park	NASA Road Apartments, LLC
Sales Price	$7,000,000*	$20,700,000	$16,000,000	$8,280,000*
Sale Date	1/31/2011	9/30/2010	2/4/2010	4/6/2010
Year Built	1979	2007	1994	1984
No. of Units	144	300	304	220
Net Rentable Area (SF)	139,498	352,350	254,252	164,694
Avg. Unit Size (SF)	969	1,175	836	749
Occupancy	95%	96%	91%	82%
Price/SF	$50.18	$58.75	$62.93	$50.28
Price/Unit	$48,611	$69,000	$52,632	$37,636
Net Income	$552,000	$1,511,100	$1,160,000	$649,905
NOI/SF	$3.96	$4.29	$4.56	$3.95
NOI/Unit	$3,833.33	$5,037	$3,815.79	$2,954
Cap Rate (OAR)	7.89%	7.30%	7.30%	7.85%
EGIM	5.83	6.5	6.25	5.13
Expense Ratio (OER)	54%	52%	55%	60%

*   Price includes cost borne by Grantee immediately after sale to cure deferred maintenance items. Chart on following page illustrates adjustments.
IMPROVED SALES MAP
COGENT Realty Advisors, LLC

Lakeside Place Apartments	December 7, 2011
Houston, Texas	Addenda Page 13
SALES COMPARISON APPROACH SUMMARY (Continued)
ANALYSIS OF SALES: We have researched and analyzed a number of apartment transactions which have been selected as being comparable to the subject. The transactions summarized on the preceding page were analyzed and subsequently adjusted for conditions of sale, market conditions (time), physical features, location, and condition. The following chart summarizes the adjustments considered pertinent in the sales comparison analysis of the Property.
SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4
				Villas by the Bay
Name	Pathway	Crossings at Hillcroft	Legacy Park	(Seatree Apartments)
Address	2901 Elmside Drive	13960 Hillcroft	10801 Legacy Park Drive	2800 NASA Road One
	Houston, TX 77042	Houston, TX 77085	Houston, TX 77064	Seabrook, TX 77058
Sale Date	1/31/2011	9/30/2010	2/4/2010	4/6/2010

Price per Unit	$45,833	$69,000	$52,632	$37,273

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0

Adjusted for Financing per Unit	$45,833	$69,000	$52,632	$37,273
Conditions of Sale Adjustment	$2,778	$0	$0	$363

Adjusted for Special Conditions	$48,611	$69,000	$52,632	$37,636
Time	0.00%	2.00%	5.00%	3.00%

Time Adjusted Price per Unit	$48,611	$70,380	$55,264	$38,765

Location	0%	5%	10%	10%
Age/Condition/Quality	10%	-10%	-5%	0%
Average Unit Size	5%	-5%	10%	10%
Amenities	0%	0%	0%	0%
Economics	0%	0%	0%	5%

Total Adjustments (%)	15%	-10%	15%	25%

Adjusted Price per Unit	$55,903	$63,342	$63,553	$48,456
Prior to adjustments, the comparable sales range in price from approximately $37,273 to $69,000 per unit. After analysis and adjustments, a value range of $48,456 to $63,553 per unit is indicated. The mean and median adjusted prices are $57,814 per unit and $59,622 per unit.
As no one sale required a significant degree of overall adjustment, equal emphasis is placed on each in the final reconciliation via the Sales Comparison Approach. A value in the range of approximately $55,000 to $60,000 per unit is deemed reasonable. The final value of the property via the Sales Comparison Approach is based on $57,500 per unit as follows.

Size (Units)		Unit Price (per Dwelling Unit)		Indicated Market Value
734	x	$57,500	=	$42,205,000
CONCLUSION: The Market Value of the Fee Simple Interest in the Property as of November 1, 2011, by application of the Sales Comparison Approach, is:
FORTY-TWO MILLION TWO HUNDRED THOUSAND DOLLARS
$(42,200,000)
COGENT Realty Advisors, LLC

Lakeside Place Apartments	December 7, 2011
Houston, Texas	Addenda Page 14
RECONCILIATION AND FINAL VALUE CONCLUSION
REVIEW: The purpose of this appraisal is to provide an estimate of Market Value of the Twin Lake Towers Apartments. The indicated Market Value estimates for the real property interest appraised are:

The Income Capitalization Approach	$44,200,000
The Sales Comparison Approach	$42,200,000
The Cost Approach	Not Applicable
INCOME CAPITALIZATION APPROACH: The Income Capitalization Approach seeks to view the subject property’s value from the perspective of the typical investor. This approach reflects the relationship between the income a property is capable of generating and its value in the marketplace. Typical investors judge the value of a property based upon the quality and quantity of the income generated, as well as the likely impact of market conditions on future income generation. The Income Capitalization Approach, by considering these factors provides a highly meaningful measure of credibility for this property type.
SALES COMPARISON APPROACH: In the Sales Comparison Approach, sales of similar apartment buildings were compared to the subject property based on their location, physical and investment characteristics. There were few recent sales of comparable properties from the local market area. The Sales Comparison Approach is utilized as a means of support to the value conclusion rendered for the Property via the Income Capitalization Approach.
COST APPROACH: The Cost Approach value estimate relies on the cost to produce a like structure. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance and has been excluded from analysis.
MARKET VALUE CONCLUSION: With primary emphasis placed on the value indicator produced by the Income Capitalization Approach, we are of the opinion that the Market Value of the Fee Simple Interest of Lakeside Place Apartments, free and clear of financing, as of November 1, 2011 is:
FORTY-FOUR MILLION TWO HUNDRED THOUSAND DOLLARS
$(44,200,000)
The value estimate rendered assumes that an exposure and marketing period of up to 6 to 9 months has occurred.
COGENT Realty Advisors, LLC

Lakeside Place Apartments	December 7, 2011
Houston, Texas	Addenda Page 15
QUALIFICATIONS OF THE APPRAISER
STEVEN J. GOLDBERG, MAI, CCIM
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas, Arizona, Georgia, Florida, Colorado and Minnesota. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
COGENT Realty Advisors, LLC

Lakeside Place Apartments	December 7, 2011
Houston, Texas	Addenda Page 16
RAYMOND A. SMITH III
SENIOR ANALYST
RAYMOND SMITH has been involved in real estate valuation and consulting since 2001 having performed a variety of assignments throughout the United States. Background includes valuation/analysis, and acquisition/disposition.
Appraisal assignments in which Mr. Smith has been involved include a wide array of property types ranging from traditional categories of income producing real estate (multi-family, retail, office and industrial) to special and single purpose properties such as hospitality, self storage, and manufacturing, etc. Experience includes assignments as an independent fee appraiser, in-house analyst and valuation reviewer.
Mr. Smith received his Bachelor of Business Administration from Hofstra University, Hempstead, New York, with a major concentration in Marketing and his Masters degree in Business Administration from Fordham University, with a concentration in Finance. He has attended numerous continuing education courses and is currently pursuing his MAI designation under the continuing education program of the Appraisal Institute.
Mr. Smith is an Associate Member of the Appraisal Institute. He is a State Certified General Real Estate Appraiser in Texas and Louisiana.
COGENT Realty Advisors, LLC